

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2010

Phillip W. Oldridge
Principal Executive Officer
Greentech Transportation Industries Inc.
7000 Merrill Avenue, Suite 31
Chino, CA 91710

> **Re: Greentech Transportation Industries Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 7, 2010**
> **File No. 333-169251**

Dear Mr. Oldridge:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure throughout proposing that this offering is subject to an "all-or none" condition. Please revise throughout to reconcile the proposed "all-or-none" condition with your statements that your "President, Treasurer and Chief Executive Officer will have access to these funds."

2. Please update the financial statements, if necessary, as required by Rule 8-08 of Regulation S-X.

3. A currently dated accountant's consent should be included as an exhibit to any future amendments to the filing.

Registration Statement Cover Page

4.  There does not appear to be a footnote 3 below the Calculation of Registration Fee table to correspond to the reference in the table. Please remove the reference or revise the footnotes to the table to clarify.

Prospectus Summary, page 3

General Information About Our Company, page 3

5.  Revise here and in your business section to provide a clear picture of your business at the time of effectiveness and, in particular, its anticipatory nature. Since you do not appear to have commenced any of the steps in your business plan, all expectations should be clearly identified as such. Also, revise here and throughout to clearly set forth what you expect your business to be. Are you purely a distribution channel, or do you design and/or manufacture the vehicles you anticipate selling? Revise the summary to also briefly discuss your anticipated sources of, and sales channels for, your products.

Risk Factors, page 4

6.  Please revise to include a risk factor related to any product liability claims you might face as a distributor of motor vehicles.

7.  Revise to include a risk factor discussing the fact that two of your three officers have no equity ownership in you.

We are a development stage company and have a limited operating history, page 4

8.  Revise to remove the statement that your management has substantial experience in your industry, as it tends to mitigate the risk presented.

Our limited operating history makes it difficult to evaluate our future prospects and results of operations, page 4

9.  We do not fully understand your reference to China under this risk factor heading. Are you planning to have business operations in China in the near term, or merely sourcing relationships, or something else? If there is an actual risk of doing business in foreign jurisdictions, please describe it under a separate risk factor.

We may need to obtain additional financing to fully implement our business plan, page 5

10. Revise to quantify your expected near term additional financing requirements which are necessary to implement your business plan and describe anticipated sources to fulfill these capital needs.

<u>We will face significant competition in our industry, page 7</u>

11. Revise here and throughout to remove references to well known, established companies as it is not clear you will compete with their operations any time in the near future.

<u>We will incur ongoing costs and expenses for SEC reporting and compliance, page 9</u>

12. Please quantify the anticipated costs of being a public company.

<u>Ian B. McAvoy, a director of the company, beneficially owns 100% of the outstanding shares of our common stock, page 9</u>

13. Please revise risk factor to disclose risks associated with Mr. McAvoy, owning 66.6% of your common stock after the offering. For example, disclose risks associated with Mr. McAvoy's voting power and control over such a large percentage of your common stock.

<u>Use of Proceeds, page 10</u>

14. Please provide additional detail about what you expect your administrative costs to be.

15. Discuss whether you intend to use any of the proceeds to create your "up to date forward order management system" referenced on page 14.

16. We note your disclosure that if necessary your "directors have verbally agreed to loan the Company funds to complete the registration process." Please clarify if any such loans will be repaid out of the offering proceeds. Also, explain the circumstances under which these loans would be necessary.

17. We note on page 19 that your first product prototype is expected to be shipped to the United States in December 2010. It is unclear where inventory and prototype costs have been reflected in the table of net proceeds. Please revise to clarify.

<u>Description of Our Business, page 14</u>

<u>Principle Products or Services and their Markets, page 14</u>

18. Revise to explain how you know that your vehicles, which do not yet exist, will be competitively priced, meet environmental policy and be cleaner than your competition's vehicles. Also, define "PZEV qualified" and later, "CNG" and "OEM."

19. Please revise to disclose in greater detail how you will generate revenues as an exclusive distributor of eco-friendly vehicles.

20. Please revise to clarify the design, manufacturing and assembly of your eco-friendly vehicles and clarify your role in each versus your suppliers' and other third parties' roles.

Competition, Competitive Position in the Industry and Methods of Competition, page 15

21. Please provide us with substantiation for your statement that your competitors do not have the "relationships in China and other Asian nations so their products are priced at a competitive disadvantage to the GTI product line." In this regard, we note that you have no contractual relationships and no products from which to establish either that you have beneficial relationships in Asia, or to identify your competitors.

22. Please disclose the names of principle suppliers. See Item 101(h)(4)(v) of Regulation S-K. Alternatively, disclose that you do not yet have suppliers.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts, page 15

23. We note your disclosure regarding protecting your website design, content and domain name. Please confirm whether or not you have a website. If not, please revise the associated disclosure.

Need for Any Government Approval of Principal Products or Services, page 16

24. Please explain the process to become a "self certified approved entity."

Management's Discussion and Analysis or Plan of Operation, page 18

Liquidity and Capital Resources, page 20

25. We note your disclosure regarding the Use of Proceeds on page 10. Please revise to disclose in greater detail the demands on liquidity that will accompany the implementation of your business plan. Discuss expenditures such as inventory and prototype costs as discussed on page 19, hiring of employees as discussed on page 16, and other expenses associated with implementing your business plan, the timing of such demands, and the amount of funding required, short-term and long-term, the expected sources of funding and the impact on the company if the funding cannot be obtained. In addition, provide specific information about the timelines accompanying each proposed step in your business plan so that an investor can get a clearer picture of how and when you expect to reach revenue generation and the associated costs.

Directors, Executive Officers, Promoters and Control Persons, page 21

Executive Biographies, page 21

26. Please revise this section to include only the information required by Item 401 of Regulation S-K and to clearly disclose the positions held by each executive officer during the past five years only. If each person is not employed on a full time basis by you, describe other business activities in which they are concurrently engaged.

27. Please revise to remove marketing language. Examples include "recognized leading entrepreneur," "entrepreneurial skills within the coach industry stand and are unparalleled," and disclosure related to success of other business ventures.

Executive Compensation, page 23

Management Compensation, page 23

28. Revise to discuss when you expect to pay your officers and whether proceeds from this offering will be used to pay salaries.

Undertakings, page II-3

29. Please revise your undertakings language to match the language set forth in Item 512 of Regulation S-K.

Signatures, page II-5

30. Please have your directors sign in their capacities as such.

Exhibit 99.1, Subscription Agreement

31. Please revise to remove representation paragraphs b, f, g, h and i as these types of representations are not appropriate in a public offering such as this. In addition, explain why you anticipate naming purchasers in the registration statement, as suggested by the final paragraph.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at (202) 551-3680 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

cc: Law Offices of Gary L. Blum
    Fax: (213) 384-1035